Exhibit 99.11
12 February 2020
Rio Tinto plc - Transaction in own shares
Rio Tinto plc (the "Company") today announces that on 12 February 2020 it purchased the following number of ordinary shares of 10 pence each in the Company (the “Ordinary Shares”) on the London Stock Exchange from J.P. Morgan Securities plc. These shares will be cancelled.
Ordinary Shares

Date of Purchase	12 February 2020
Number of ordinary shares purchased	7,774
Average price paid (pence)	4199.7522
Highest price paid (pence)	4238.0000
Lowest price paid (pence)	4156.0000

These share purchases form part of the Company's share buy-back programme which is expected to be completed over the period from 28 February 2019 to 28 February 2020, details of which were announced on 20 September 2018.
In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s Ordinary Shares repurchased under the buy-back programme independently of, and uninfluenced by, the Company for the period from 20 May 2019 to 26 February 2020.
Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase Ordinary Shares, Chapter 12 of the Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes.
Following the cancellation of the Ordinary Shares repurchased, the Company will have 1,256,550,684 Ordinary Shares in issue. To the extent that further Ordinary Shares are repurchased under the programme, these will also be cancelled.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades is detailed below:
Transaction details: Rio Tinto plc ordinary shares of 10 pence each
Issuer name: Rio Tinto plc
LEI: 213800YOEO5OQ72G2R82
Classification: 2.4. Acquisition or disposal of the issuer’s own sharesISIN: GB0007188757
Intermediary name: J.P. Morgan Securities plc
Intermediary Code: JPMSGB2L
Timezone: GMT
Currency: GBp

Aggregated Information
Date of purchase: 12 February 2020
Number of ordinary shares purchased: 7,774
Volume weighted average price paid per share (pence): 4199.7522

Transaction Date and Time	Volume	Price (GBp)	Trading Venue	Transaction Reference Number
12-Feb-2020 08:00:17	286	4157.0000	XLON	11003110000000654-E00cY2T0yapQ20200212
12-Feb-2020 08:00:19	210	4156.0000	XLON	01003010000000706-E00cY2T0yb7520200212
12-Feb-2020 08:03:04	143	4173.5000	XLON	01003010000004360-E00cY2T0yiiZ20200212
12-Feb-2020 08:03:04	237	4173.5000	XLON	01003010000004360-E00cY2T0yiib20200212
12-Feb-2020 08:05:21	155	4172.5000	XLON	01003010000005734-E00cY2T0yna220200212
12-Feb-2020 08:06:01	153	4178.5000	XLON	11003110000006110-E00cY2T0yoxW20200212
12-Feb-2020 08:06:41	150	4176.5000	XLON	11003110000006415-E00cY2T0yq1I20200212
12-Feb-2020 08:07:21	122	4174.0000	XLON	01003010000006832-E00cY2T0yr5w20200212
12-Feb-2020 08:07:22	6	4174.0000	XLON	01003010000006832-E00cY2T0yr6v20200212
12-Feb-2020 08:07:22	24	4174.0000	XLON	01003010000006832-E00cY2T0yr6t20200212
12-Feb-2020 08:08:06	153	4176.5000	XLON	11003110000007154-E00cY2T0ysat20200212
12-Feb-2020 08:09:01	134	4177.5000	XLON	11003110000007637-E00cY2T0yuH220200212
12-Feb-2020 08:09:40	244	4173.0000	XLON	01003010000007756-E00cY2T0yvWj20200212
12-Feb-2020 08:09:40	15	4173.0000	XLON	11003110000007886-E00cY2T0yvWl20200212
12-Feb-2020 08:10:38	136	4173.0000	XLON	01003010000008445-E00cY2T0yxGc20200212
12-Feb-2020 08:13:22	281	4171.0000	XLON	01003010000009775-E00cY2T0z22b20200212
12-Feb-2020 08:14:46	219	4173.5000	XLON	01003010000010060-E00cY2T0z42t20200212
12-Feb-2020 08:14:46	63	4173.5000	XLON	01003010000010060-E00cY2T0z42o20200212
12-Feb-2020 08:16:51	152	4186.5000	XLON	01003010000011593-E00cY2T0z80V20200212
12-Feb-2020 08:17:44	152	4189.5000	XLON	01003010000011981-E00cY2T0z9CM20200212
12-Feb-2020 08:21:15	154	4190.5000	XLON	01003010000013580-E00cY2T0zEPK20200212
12-Feb-2020 08:22:28	11	4192.0000	XLON	01003010000014073-E00cY2T0zFrr20200212
12-Feb-2020 08:22:28	203	4192.0000	XLON	01003010000014073-E00cY2T0zFrt20200212
12-Feb-2020 08:22:38	93	4194.0000	XLON	01003010000014138-E00cY2T0zG3N20200212
12-Feb-2020 08:25:02	17	4198.0000	XLON	01003010000015323-E00cY2T0zIq520200212
12-Feb-2020 08:25:07	137	4198.0000	XLON	11003110000015347-E00cY2T0zIuE20200212
12-Feb-2020 08:26:20	151	4202.5000	XLON	01003010000016127-E00cY2T0zL6520200212
12-Feb-2020 08:27:50	152	4211.5000	XLON	11003110000017210-E00cY2T0zO7920200212
12-Feb-2020 08:28:52	68	4207.0000	XLON	01003010000017633-E00cY2T0zPiR20200212
12-Feb-2020 08:34:09	65	4218.0000	XLON	11003110000021611-E00cY2T0zaJm20200212
12-Feb-2020 08:34:12	74	4218.0000	XLON	01003010000021593-E00cY2T0zaU220200212
12-Feb-2020 08:34:12	14	4218.0000	XLON	01003010000021593-E00cY2T0zaSy20200212
12-Feb-2020 08:34:13	106	4217.0000	XLON	11003110000021612-E00cY2T0zaXi20200212
12-Feb-2020 08:35:57	80	4217.0000	XLON	11003110000022901-E00cY2T0ze4F20200212
12-Feb-2020 08:35:59	73	4216.0000	XLON	01003010000022839-E00cY2T0ze8220200212
12-Feb-2020 08:44:49	150	4223.5000	XLON	11003110000028058-E00cY2T0zq0o20200212
12-Feb-2020 08:47:01	109	4224.0000	XLON	11003110000029209-E00cY2T0zsuY20200212
12-Feb-2020 08:47:01	327	4224.5000	XLON	11003110000029123-E00cY2T0zsuS20200212
12-Feb-2020 08:47:01	240	4225.0000	XLON	01003010000029196-E00cY2T0zsuO20200212
12-Feb-2020 08:49:05	66	4223.5000	XLON	11003110000029854-E00cY2T0zveQ20200212
12-Feb-2020 08:50:09	98	4222.5000	XLON	11003110000030649-E00cY2T0zwvE20200212
12-Feb-2020 08:51:55	52	4216.5000	XLON	01003010000031700-E00cY2T0zzi320200212
12-Feb-2020 08:51:55	13	4216.5000	XLON	01003010000031700-E00cY2T0zzi820200212

Transaction Date and Time	Volume	Price (GBp)	Trading Venue	Transaction Reference Number
12-Feb-2020 08:53:19	66	4221.0000	XLON	11003110000032425-E00cY2T101Yv20200212
12-Feb-2020 09:03:17	43	4226.0000	XLON	11003110000037091-E00cY2T10FCH20200212
12-Feb-2020 09:03:18	35	4226.0000	XLON	11003110000037091-E00cY2T10FDO20200212
12-Feb-2020 09:03:22	12	4225.0000	XLON	01003010000037035-E00cY2T10FN320200212
12-Feb-2020 09:03:22	79	4225.0000	XLON	01003010000037035-E00cY2T10FN120200212
12-Feb-2020 09:05:16	29	4220.0000	XLON	01003010000037996-E00cY2T10Hmg20200212
12-Feb-2020 09:05:16	65	4221.0000	XLON	11003110000038084-E00cY2T10Hlb20200212
12-Feb-2020 09:05:21	62	4220.0000	XLON	01003010000037996-E00cY2T10HvD20200212
12-Feb-2020 09:08:51	23	4218.5000	XLON	11003110000039721-E00cY2T10MeJ20200212
12-Feb-2020 09:08:51	73	4218.5000	XLON	11003110000039721-E00cY2T10MeG20200212
12-Feb-2020 09:08:56	89	4217.5000	XLON	01003010000039657-E00cY2T10MlL20200212
12-Feb-2020 09:10:08	68	4218.5000	XLON	11003110000040316-E00cY2T10Nim20200212
12-Feb-2020 09:12:58	66	4221.0000	XLON	11003110000041558-E00cY2T10QaV20200212
12-Feb-2020 09:15:05	66	4221.5000	XLON	11003110000042412-E00cY2T10SNJ20200212
12-Feb-2020 09:16:42	55	4216.5000	XLON	01003010000043265-E00cY2T10UZ720200212
12-Feb-2020 09:16:42	15	4216.5000	XLON	01003010000043265-E00cY2T10UZC20200212
12-Feb-2020 09:19:28	26	4221.5000	XLON	11003110000044705-E00cY2T10XV520200212
12-Feb-2020 09:19:28	65	4221.5000	XLON	11003110000044705-E00cY2T10XV020200212
12-Feb-2020 09:20:33	66	4222.5000	XLON	01003010000044997-E00cY2T10YVh20200212
12-Feb-2020 09:21:52	69	4223.0000	XLON	11003110000045781-E00cY2T10ZnB20200212
12-Feb-2020 09:23:17	20	4218.5000	XLON	11003110000046433-E00cY2T10bc220200212
12-Feb-2020 09:25:44	65	4223.5000	XLON	11003110000047457-E00cY2T10duI20200212
12-Feb-2020 09:26:33	61	4223.0000	XLON	01003010000047744-E00cY2T10egr20200212
12-Feb-2020 09:26:33	7	4223.0000	XLON	01003010000047744-E00cY2T10egu20200212
12-Feb-2020 09:28:30	72	4218.5000	XLON	01003010000048461-E00cY2T10gVd20200212
12-Feb-2020 09:30:33	66	4219.5000	XLON	11003110000049277-E00cY2T10iQB20200212
12-Feb-2020 09:32:23	65	4220.0000	XLON	01003010000049871-E00cY2T10jre20200212
12-Feb-2020 09:34:01	27	4218.5000	XLON	01003010000050324-E00cY2T10lEd20200212
12-Feb-2020 09:35:29	64	4220.5000	XLON	11003110000051327-E00cY2T10n2C20200212
12-Feb-2020 09:35:29	2	4220.5000	XLON	11003110000051327-E00cY2T10n2E20200212
12-Feb-2020 09:37:14	71	4221.0000	XLON	11003110000051718-E00cY2T10oJR20200212
12-Feb-2020 09:40:08	72	4221.5000	XLON	01003010000052266-E00cY2T10qQZ20200212
12-Feb-2020 09:40:50	27	4220.5000	XLON	01003010000053084-E00cY2T10rLG20200212
12-Feb-2020 09:41:55	85	4216.5000	XLON	01003010000053525-E00cY2T10sfM20200212
12-Feb-2020 09:42:05	68	4214.5000	XLON	11003110000053714-E00cY2T10sq620200212
12-Feb-2020 09:46:11	68	4218.5000	XLON	01003010000055110-E00cY2T10wKq20200212
12-Feb-2020 09:55:42	70	4221.5000	XLON	01003010000057908-E00cY2T113F620200212
12-Feb-2020 09:58:07	71	4222.5000	XLON	11003110000058640-E00cY2T115d220200212
12-Feb-2020 10:15:08	22	4236.0000	XLON	01003010000064558-E00cY2T11Jxd20200212
12-Feb-2020 10:15:08	69	4236.0000	XLON	01003010000064558-E00cY2T11JxV20200212
12-Feb-2020 10:19:50	72	4238.0000	XLON	01003010000066028-E00cY2T11O2220200212
12-Feb-2020 10:40:27	70	4237.0000	XLON	01003010000073634-E00cY2T11eRl20200212

Contacts

media.enquiries@riotinto.com
riotinto.com
Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
T +44 20 7781 1152
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Investor Relations, United Kingdom
Menno Sanderse
T +44 20 7781 1517
M +44 7825 195 178

David Ovington
T +44 20 7781 2051
M +44 7920 010 978
Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

END